Rule 424(b)(3)
                                                      Registration No. 333-29297

                            BIG CITY BAGELS, INC.

                                  Common Stock
                         Common Stock Purchase Warrants

         This Prospectus relates to shares of common stock, par value $.001 per share ("Common Stock"), of Big City Bagels, Inc. ("Company") issuable upon conversion of 265,000 shares of the Company's Class A Preferred Stock, $.001 par value and $10.00 stated value ("Preferred Stock"), that may be offered for resale for the account of the holders of the Preferred Stock. The Preferred
Stock accrues dividends at the rate of 8% per annum, payable in cash or in shares of Common Stock at the election of the Company on the date the Preferred Stock is converted into shares of Common Stock. The Preferred Stock and dividends accrued thereon are convertible, at the election of the holder, into shares of Common Stock at a conversion rate per share equal to the greater of
(i) 75% of the average closing bid price of the Common Stock for the five consecutive trading days immediately prior to the date of conversion or (ii) $0.2585. The shares of Preferred Stock then outstanding automatically convert into shares of Common Stock on December 31, 2000. The Company may redeem the Preferred Stock, in whole as a class and not in part, upon 30 days' prior written notice, at a price payable in cash equal to the sum of (i) 125% of the stated value of the shares being redeemed, plus (ii) the dividends accrued through the redemption date.

         This Prospectus also relates to 200,000 Common Stock Purchase Warrants ("Placement Agent Warrants" and, together with the Common Stock offered hereby, the "Securities") and the shares of Common Stock issuable upon exercise of such warrants that may be offered for resale for the accounts of the holders of the Placement Agent Warrants. The Placement Agent Warrants entitle the holder thereof to purchase 125,000 shares of Common Stock for $1.3125 per share and 75,000 shares of Common Stock for $5.00 per share, in both cases exercisable until December 30, 2002.

         All of the Securities offered hereby are being registered for the respective accounts of the holders of the Preferred Stock and of the Placement Agent Warrants (collectively, the "Selling Securityholders") set forth in this Prospectus under the heading "Selling Securityholders." No period of time has been fixed within which the Securities covered by this Prospectus may be offered or sold. The Company will not receive any of the proceeds from the sale of the Securities; however, it will receive an aggregate of $539,062.50 in gross proceeds if the Placement Agent Warrants are fully exercised. See "Use of Proceeds" and "Selling Securityholders."

         All costs, expenses and fees in connection with the registration of the Securities offered by this Prospectus will be borne by the Company. Such expenses are estimated at $55,000. Brokerage commissions and discounts, if any, attributable to the sale of the Securities for the accounts of the Selling Securityholders will be borne by them.

         The Common Stock of the Company is quoted on The Nasdaq SmallCap Market under the symbol "BIGC." On April 3, 1998, the last sale price for the Common Stock was $0.75.



THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" AT PAGE 7.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is April 3, 1998

         No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus in connection with the offer described in this Prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by the Company or any of the Selling Securityholders. Neither the delivery of this Prospectus nor any sale made under this Prospectus shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or since the date of any documents incorporated herein by reference. This Prospectus does not constitute an offer or solicitation in any state to any person to whom it is unlawful to make such offer in such state.

                                TABLE OF CONTENTS
                                                                          Page
                                                                          ----
AVAILABLE INFORMATION....................................................   2
DOCUMENTS INCORPORATED BY REFERENCE......................................   3
PROSPECTUS SUMMARY.......................................................   4
RISK FACTORS.............................................................   7
USE OF PROCEEDS..........................................................  10
SELLING SECURITYHOLDERS..................................................  11
PLAN OF DISTRIBUTION.....................................................  12
LEGAL MATTERS............................................................  12
EXPERTS..................................................................  12
INDEMNIFICATION..........................................................  12


                              AVAILABLE INFORMATION

         The Company has filed with the Commission, in Washington, D.C., a Registration Statement on Form S-3 ("Registration Statement") under the Securities Act of 1933, as amended ("Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and exhibits thereto. For further information with respect to the Company and the Securities, reference is hereby made to the Registration Statement and exhibits. The statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit are not complete and the description of such contract or document is qualified in its entirety by reference to such contract or document. The Registration Statement, together with the exhibits, may be inspected at the Commission's principal office in Washington, D.C. and copies may be obtained upon payment of the fees prescribed by the Commission.

         The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company under the Exchange Act may be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional
Offices: 7 World Trade Center, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies also can be obtained at prescribed rates from the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such web site is http://www.sec.gov. The Common Stock is listed on The Nasdaq SmallCap Market and information concerning the Company can be inspected and copied at The Nasdaq Stock Market, 1735 K Street, N.W. Washington, D.C. 20006.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated by reference into this Prospectus and made a part hereof:

         (a) The Company's proxy statement, dated June 4, 1997, for its annual meeting of shareholders, filed with the Commission pursuant to Section 14(a) of the Exchange Act and Rule 14a-6 thereunder; and

         (b) The Company's Annual Report on Form 10-KSB for the year ended December 31, 1997, filed with the Commission pursuant to Section 13(a) of the Exchange Act.

         The description of the Company's Common Stock is contained in the Company's Registration Statement on Form 8-A declared effective by the Commission on May 7, 1996, which registration statement is also incorporated into this Prospectus by reference and made a part hereof.

         All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference in this Prospectus and filed with the Commission prior to the date of this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). A written or telephone request should be directed to Big City Bagels, Inc., 99 Woodbury Road, Hicksville, New York 11801, telephone number (516) 932-5050, Attention: Investor Relations.

                               PROSPECTUS SUMMARY

The information set forth below is qualified in its entirety by the information set forth in those documents incorporated herein by reference. Certain statements contained in the Prospectus Summary and elsewhere in this Prospectus regarding matters that are not historical facts, such as statements regarding growth trends in the bagel industry and the Company's growth strategy and expansion plans, are forward-looking statements (as such term is defined in the Securities Act). Since such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed herein under "Risk Factors" as well as those discussed elsewhere in this Prospectus.

                                   The Company


General

         The Company operates and franchises upscale bagel/deli cafes under the Company's registered trademark Big City Bagels(R). These stores sell a wide variety of oversized, fresh baked bagels, including unique specialty bagels, and cream cheese spreads, muffins and other bakery products for take-out and eat-in consumption. Big City Bagels stores also sell salads, sandwiches, specialty coffees and other beverages. The Company recently expanded its concept to include more deli product offerings, including new sandwich menu items, and has created a new store design with a stronger deli emphasis. The Company owns five stores, which are located in California, Arizona and New York. The Company also sells Big City Bagels franchises. Currently, there are 13 franchises open and operating in California, Colorado, Idaho and Minnesota and the Company has sold franchises to open an additional 16 stores, which are in various stages of development. The Company also sells its products to wholesale accounts and food service operators.

Business Strategy

         The Company's long-term objective is to become a leading national bagel/deli store chain. The Company seeks to achieve this objective by: (i) expanding its concept to include a stronger deli emphasis; (ii) opening additional stores and acquiring existing bagel stores or chains; and (iii) increasing sales to wholesale accounts.

         Expand Concept to Include a Stronger Deli Emphasis

         The Company has added a wide variety of sandwiches, breads and other lunch items to its menu and has created a new store design. The Company believes that expanding its concept to include a stronger deli emphasis will increase retail sales by generating more lunch and afternoon business, both from increased in-store traffic and through catering and office delivery to commercial accounts. The Company also believes that this expanded concept will enable the Company to offer more to prospective franchisees than other bagel store chains.

         Open Additional Company-owned Stores

         The Company plans to open additional Company-owned stores in strategic geographic locations and acquire existing bagel stores or chains and possibly other retail enterprises that the Company believes will enhance its operations and provide entry into new markets. In January 1998, the Company purchased a bagel store located in New York City and has an exclusive option to purchase an additional store in New York City until January 1999. The Company also has leased retail space in New York City where it intends to open another Company-owned store in June 1998. In determining whether to make a particular acquisition, the Company will consider, among other things, the size, location and existing operations of the acquisition candidate, as well as such candidates potential to maximize growth and increase revenues. Although the Company regularly evaluates possible acquisition opportunities, the Company currently is not a party to any agreements with respect to any acquisition. As part of its expansion strategy, the Company will focus its resources on higher volume stores. The Company's ability to make acquisitions and open new Company- owned stores (other than the second store in New York City) is dependent upon the Company's ability to obtain financing from outside sources.

         Expand Wholesale Business

         As name recognition and product acceptance continues to grow, the Company intends to continue to expand its business by targeting wholesale accounts. The Company currently is the exclusive supplier of bagels for certain domestic flights for Northwest Airlines.

Corporate Background

         The Company and its wholly-owned subsidiary, Big City NY, Inc., were incorporated under the laws of the State of New York in December 1992 and November 1997, respectively. The Company's principal executive offices are located at 99 Woodbury Road, Hicksville, New York 11801 and its telephone number is (516) 932-5050.

Products and Distribution

         The proprietary recipes for the Company's unique products were created by Jerry Rosner, President of the Company, drawing upon his 20-plus years of bagel-making experience. Utilizing these recipes, the Company's bagel dough is prepared, in accordance with the Company's strict quality control guidelines, either in Company- or franchisee- owned commissaries or by an independent supplier and then delivered to Company-owned stores, franchises and wholesale accounts (with the exception that the Company's New York City store prepares the bagel dough at that location). The bagels are then baked in each store daily using a traditional technique which requires the bagels to be boiled and then baked. Cream cheese spreads and muffins also are prepared in each store daily in accordance with quality control guidelines from ingredients purchased from independent suppliers. While bagel and cream cheese sales currently represent a significant portion of retail sales, the stores also offer a variety of breakfast and lunch bagel sandwiches, soups, freshly baked muffins and other bakery products, gourmet coffee and espresso drinks, juices and a variety of soft drinks. In addition, the Company offers innovative products, such as bagel pockets and three-foot party bagels, and imaginative catering platters to service its customers.

         The Company currently owns and operates a commissary located in Costa Mesa, California, which services many Big City Bagels stores. In April 1998, the Company will be moving this commissary to a facility located in Ontario, California, which contains cold storage space, eliminating the Company's need to maintain a separate cold storage facility. The Company also has assisted one of its franchisees, who entered into an area development agreement with the Company to open stores in the Minneapolis/St. Paul, Minnesota area, in establishing a commissary owned and operated by such franchisee in Minneapolis to service these stores. The Company also uses an independent supplier to prepare bagel dough for certain Company-owned stores, franchises and wholesale accounts, thereby enabling the Company to supply more stores and wholesale accounts without having to build additional commissaries.

Store Design and Locations

         Big City Bagels stores are designed to be upscale bagel/deli cafes. The Company's store design is adaptable to various site locations, including shopping centers, free-standing units, drive-thru and commercial sites, which are selected on heavily-traveled thoroughfares. One of the Company's franchisees in Idaho currently is operating a drive-thru store and the Company anticipates that one of its franchisees in Fayetteville, North Carolina will open a drive-thru store in April 1998. The Company believes that its concept also could be applied to smaller "satellite" stores, such as kiosks located in airports, commercial buildings and shopping malls. Such stores would be serviced by stores where baked goods would be prepared and then delivered to the satellite stores, thereby eliminating the need for baking equipment in the satellite stores. The Company recently turned one of its Costa Mesa, California stores into a satellite store and intends to open another satellite store in Tustin, California in May 1998, both of which are or will be serviced by the Company's other Costa Mesa, California store. Big City Bagels stores are typically highly visible and easily accessible. The stores generally are located within a three-mile radius of at least 30,000 residents in an area with a mix of both residential and commercial properties. The average store is approximately 1,600 to 2,200 square feet with a seating capacity of 20 to 60 persons. Although the stores may vary in size, store layout and design are generally consistent.

         The following table sets forth by location the number of currently opened Company-owned stores and franchises and the number of franchises that have been sold but not yet opened:



                                                 Stores Not Yet Opened
Location                    Stores Open          Under Franchises Sold
---------                   -----------          ---------------------

Arizona..............          1(1)                      3
California...........         10(2)                      2
Colorado.............           1                        0
Idaho................           1                        1
Minnesota............           4                        0
Nevada...............           0                        1
New York.............          1(1)                      0
North Carolina.......           0                        7
Washington...........           0                        2
                               ---                      ---
       Total.........          18                       16

-----------------------------
(1) Includes one Company-owned store.

(2) Includes three Company-owned stores.


                         December 1997 Private Placement

         On December 31, 1997, the Company completed a private placement ("Private Placement") from which the Company received gross proceeds of $2,650,000 through the sale of 265,000 shares of Preferred Stock to accredited investors. Perrin, Holden & Davenport Capital Corp., a member of the National Association of Securities Dealers, Inc. ("Placement Agent"), acted as exclusive placement agent for the Company and received a commission of $265,000, or 10% of the offering price of the Preferred Stock. The Company also issued to the Placement Agent and its designee Placement Agent Warrants, which entitle the holders thereof to purchase 125,000 shares of Common Stock for $1.3125 per share (the average of the closing bid prices of the Common Stock for the five trading days immediately preceding the closing date of the Private Placement) and 75,000 shares of Common Stock for $5.00 per share, in both cases exercisable until December 30, 2002. Total costs of the Private Placement, including the Placement Agent's commission and costs to register the Securities, are estimated at $325,000.

         The Company has agreed to register for resale by the Selling Securityholders (i) the shares of Common Stock issuable upon conversion of the Preferred Stock, (ii) the Placement Agent Warrants and (iii) the shares of Common Stock issuable upon exercise of the Placement Agent Warrants under the Securities Act pursuant to the Registration Statement of which this Prospectus is a part.

                                  RISK FACTORS


The securities offered hereby are speculative and involve a high degree of risk. Accordingly, in analyzing an investment in these securities, prospective investors should carefully consider, along with other matters referred to herein, the following risk factors.

         Limited Revenues and Significant and Continuing Losses. Since inception in December 1992, the Company has generated limited revenues and has incurred significant losses, including net losses of $2,537,451 and $3,543,066, respectively, for the years ended December 31, 1996 and 1997. Losses are expected to continue at least through 1998. Inasmuch as the Company will continue to have a high level of operating expenses and will be required to make significant up-front expenditures in connection with its proposed expansion (including salaries of executive, marketing and other personnel), the Company anticipates that losses will continue until such time, if ever, as the Company is able to generate sufficient revenues to finance its operations and the costs of continuing expansion. There can be no assurance that the Company will be able to generate significant revenues or achieve profitable operations.

         Need for Additional Financing. Although the Company has no present need to raise additional capital to support its existing operations through 1998, the Company does believe that it will need to obtain financing from outside sources to support its operations beyond 1998 and to fund its plans for growth, including making potential acquisitions and establishing new Company-owned stores (other than the second New York City store). While the Company is currently exploring its ability to obtain such financing, there can be no assurance that it will be able to do so.

         Uncertainty of Expansion. Currently, 18 Big City Bagels stores are open and operating. In addition, the Company has sold franchises for an additional 16 stores. The opening and success of Big City Bagels stores depends on various factors, including customer acceptance of the Big City Bagels store concept in new markets, the availability of suitable sites, the negotiation of acceptable lease terms for new locations, the receipt of necessary permits and regulatory compliance, the ability to meet construction schedules, the financial and other capabilities of the Company and its franchisees, the ability of the Company to successfully manage this anticipated expansion and to hire and train personnel, and general economic and business conditions. Not all of the foregoing factors are within the control of the Company or its franchisees.

         The Company's plans for expansion include acquiring existing bagel stores or chains and possibly other retail enterprises that the Company believes will complement its operations. No assurance can be given that the Company will be able to evaluate successfully the advisability of any particular acquisition or that it will successfully integrate, convert, or operate any acquired business. These acquisitions may not be subject to approval or review by the Company's shareholders. The Company's expansion also will require the implementation of enhanced operational and financial systems as well as additional management, operational and financial resources. Failure to implement these systems and add these resources could have a material adverse effect on the Company's results of operations and financial condition. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its growth.

         Dependence on Franchisees. The Company realizes a substantial portion of its revenues from sales of bagel dough to franchisees, initial franchise and area development fees and continuing royalty payments from its franchisees. The Company is therefore substantially dependent upon its ability to attract, retain and contract with suitable franchisees and the ability of franchisees to successfully open and operate their franchises. Should the Company experience difficulty in attracting suitable franchisees, or the franchisees encounter business or operational difficulties, the Company's revenues will be materially adversely affected. Such reduction in revenues also may negatively impact the Company's ability to sell new franchises. Consequently, the Company's financial prospects are directly related to the success of its franchisees in promoting the Big City Bagels concept and the success of each store, over which the Company has no direct control. There can be no assurance that the Company will be able to successfully develop new franchises or that the Company's franchisees will be able to successfully develop and operate stores.

         Food Service Industry. Food service businesses often are affected by changes in consumer tastes, national, regional and local economic conditions, demographic trends, traffic patterns and the type, number and location of competing businesses. Multi-unit food service chains such as the Company also can be materially adversely affected by publicity resulting from poor food quality, illness, injury or other health concerns or operating issues stemming from one store or a limited number of stores. In addition, factors such as inflation, increased food, labor and employee benefit costs, regional weather conditions and the unavailability of experienced management and hourly employees also may materially adversely affect the food service industry in general, and the Company's results of operations and financial condition in particular.

         Competition. The food service industry in general, and the take-out sector in particular, are intensely competi tive. The Company competes against well-established food service companies with greater product and name recognition and larger financial, marketing and distribution capabilities than those of the Company, as well as innumerable local food establishments that offer similar products. In addition, the Company believes that the start-up costs associated with opening a retail food establishment offering products similar to those offered by the Company, on a stand-alone basis, are competitive with the start-up costs associated with opening a Big City Bagels store and accordingly, are not an impediment to entry of competitors into the retail bagel business. There can be no assurance that the Company can compete successfully in this complex market.

         Government Regulation. The Company's franchise operations are subject to regulation by the Federal Trade Commission (the "FTC") in compliance with the FTC's rule entitled Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures, which requires, among other things, that the Company prepare and update periodically a comprehensive disclosure document in connection with the sale and operation of its franchises. The Company and its franchisees also must comply with state franchising laws and a wide range of other state and local rules and regulations applicable to their business. Continued compliance with this broad federal, state and local regulatory network is essential and costly and the failure to comply with such regulations may have an adverse effect on the Company and its franchisees. Violations of franchising laws and/or state laws and regulations regulating substantive aspects of doing business in a particular state could subject the Company and its affiliates to rescission offers, monetary damages, penalties, imprisonment and/or injunctive proceedings. In addition, under court decisions in certain states, absolute vicarious liability may be imposed upon franchisors based upon claims made against franchisees. Even if the Company is able to obtain coverage for such claims, there can be no assurance that such insurance will be sufficient to cover potential claims against the Company.

         Raw Material Cost Fluctuations; Dependence on Suppliers. As the Company expands its Company-owned store operations, the Company's operating results and financial condition may be materially adversely affected by fluctuations in the cost of flour, its primary raw material. Such costs are determined by constantly changing market forces over which the Company has no control. The Company has no long-term contracts with any of its suppliers. The loss of any of its suppliers could materially adversely affect the Company's business until alternative arrangements were secured. Although the Company believes that arrangements similar to those which the Company currently has with its suppliers could be secured with other suppliers, there can be no assurance of this.

         Dependence on Key Personnel. The Company's operations are dependent on the efforts of Mark Weinreb, its Chairman of the Board and Chief Executive Officer, and Jerry Rosner, its President. Although the Company has employment agreements with each of Messrs. Weinreb and Rosner, the terms of such agreements expire on December 31, 1998, and the loss of the services of either of these officers could have a material adverse effect on the Company. There can be no assurance that a suitable replacement could be found in the event of the death, disability or resignation of either of Messrs. Weinreb or Rosner. The Company has obtained key-person life insurance on the lives of Messrs. Weinreb and Rosner in the amount of $2 million each.

         Continuing Control by Management. Messrs. Mark Weinreb, Jerry Rosner, Stanley Raphael and Stanley Weinreb, each of whom is also a director of the Company, currently own, in the aggregate, approximately 43% of the Company's
outstanding  Common  Stock.  In  addition,   these  persons  are  parties  to  a
shareholder agreement, pursuant to which each of them has agreed to vote his shares for the election of each of the others as a director of the Company as long as each such other person owns at least 100,000 shares of Common Stock. Accordingly, such shareholders, acting together, will be in a position to effectively control, or at least strongly influence, the Company, including the election of all of the directors of the Company.

         No Dividends. The Company never has paid dividends on its Common Stock. The Company intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

         Volatility of Market Price. The trading price of the Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, failure to meet expectations of, or a change in recommendations by, securities analysts, announcements of new products by the Company or its competitors, government policy changes and other events or factors including factors outside the Company's control. The market price of the Company's Common Stock has been highly volatile to date and the market price of the Common Stock may continue to be highly volatile in the future.

         Possible Delisting of Securities from Nasdaq System. The Company's Common Stock is listed on The Nasdaq SmallCap Market ("Nasdaq"). Effective February 22, 1998, in order to continue to be listed on Nasdaq, a company must, among other things, maintain $2 million in net tangible assets or, alternatively, a $35 million market capitalization or $500,000 of net income, and a minimum bid price of $1.00 per share. The Company was notified on April 3, 1998 that, based on Nasdaq's review of the price data covering the last 30 consecutive trade dates, the Common Stock has failed to maintain a minimum bid price of $1.00 per share. The Company has until July 2, 1998 to regain compliance with the minimum bid price requirement, and can do so only if the Common Stock maintains a minimum bid price of $1.00 for ten consecutive trading days. In addition, continued inclusion on Nasdaq requires the adoption of corporate governance requirements including, among other things, a minimum of two independent directors. The Company's Board of Directors has determined that Stanley Raphael and Stanley Weinreb meet the criteria to be considered independent directors, although there can be no assurance that Nasdaq will accept this determination in view of the fact that Stanley Weinreb is Mark Weinreb's father. The failure to meet these maintenance criteria in the future may result in the delisting of the Company's securities from Nasdaq and trading, if any, in the Company's securities would thereafter be conducted on the NASD OTC Bulletin Board. As a result of such delisting, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities. In addition, if the Common Stock were to become delisted from trading on Nasdaq and the trading price of the Common Stock were to fall below $5.00 per share, trading in the Common Stock also would be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage them from effecting transactions in the Company's securities, which could severely limit the liquidity of the Company's securities and the ability of purchasers in this Offering to sell such securities in the secondary market.

         Potential Adverse Effect of Issuance of Preferred Stock Without Shareholder Approval; Restriction on Issuance of Capital Stock. The Company's Certificate of Incorporation authorizes the issuance of 1,000,000 shares of Preferred Stock with such rights, preferences and designations as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock and, in certain circumstances, depress the market price of the securities offered hereby. In the event of issuance, the Preferred Stock could be utilized under certain circumstances as a method of discouraging, delaying or preventing a change in control of the Company. The Company currently has 265,000 shares of Preferred Stock outstanding. Although the Company has no present intention of issuing additional shares of Preferred Stock, there can be no assurance that the Company will not issue additional shares of Preferred Stock in the future.


                                 USE OF PROCEEDS

         All of the Securities offered hereby are being registered for the respective accounts of the Selling Securityholders. The Company will not receive any of the proceeds from the sale of the Securities; however, it will receive an aggregate of $539,062.50 in gross proceeds if the Placement Agent Warrants are fully exercised. The Company is unable to estimate the number of Placement Agent Warrants that may be exercised. The Company believes that the exercise of the Placement Agent Warrants primarily will be dependent on the market price of a share of Common Stock at the time of exercise and its relation to their exercise price. See "Selling Securityholders."

         The Company intends to use the net proceeds from the exercise of any of the Placement Agent Warrants for working capital and general corporate purposes. Pending application of the proceeds, the Company intends to place the funds in interest-bearing investments such as bank accounts, certificates of deposit, money market funds and United States government obligations.

                             SELLING SECURITYHOLDERS

         The tables set forth below provide certain information with respect to the beneficial ownership of the Company's Common Stock by the Selling Securityholders as of February 6, 1998, and as adjusted to give effect to the sale of all of the securities offered hereby. See "Plan of Distribution." Except as otherwise indicated, the number of shares of Common Stock reflected in the tables has been determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Under this rule, each Selling Shareholder is deemed to beneficially own the number of shares of Common Stock issuable upon conversion of the Preferred Stock and upon exercise of the Placement Agent Warrants since such Preferred Stock and warrants are presently convertible or exercisable, as the case may be. Accordingly, the number of shares of Common Stock set forth in the column on each table entitled "Number of Shares of Common Stock Owned Prior to Offering and Being Sold in Offering" includes the number of shares of Common Stock issuable upon conversion of the Preferred Stock and upon exercise of the Placement Agent Warrants. For purposes of presentation in the tables, it is assumed that the Selling Securityholders will convert all of the shares of Preferred Stock and exercise all of the Placement Agent Warrants indicated as being owned and then resell all of the shares of Common Stock received upon conversion or exercise thereof. Unless otherwise indicated, each of the Selling Securityholders possesses sole voting and investment power with respect to the securities shown and none of the Selling Securityholders has had a material relationship with the Company or any of its predecessors or affiliates within the past three years.


                                                        Dollar Amount of Preferred       Number of Shares of Common
                                                           Stock Owned Prior to        Stock Owned Prior to Offering
Name                                                           Offering(1)             and Being Sold in Offering(2)
-----                                                  ----------------------------    ------------------------------
Michael Ackerman......................................           $50,000                            62,016
Brass Capital, L.L.C..................................           $50,000                            62,016
Mendel Gluckowsky.....................................           $25,000                            31,008
Gross Foundation Inc..................................          $100,000                           124,031
International Investment Group Equities Fund N.V......          $500,000                           620,155
International Investment Group L.L.C..................          $200,000                           248,062
Kadar Investment Company, Ltd.........................          $175,000                           217,054
Leon Kahn.............................................           $50,000                            62,016
Sara Liebowitz........................................          $300,000                           372,093
Orlac Finance, Ltd....................................          $750,000                           930,233
Jaime Radusky.........................................           $50,000                            62,016
Wilma C. Rossi & Joseph W. McGuire, JTWROS............           $50,000                            62,016
Chava Scharf..........................................           $50,000                            62,016
Starling Corporation..................................          $250,000                           310,078
Rina Sugarman.........................................           $50,000                            62,016


------------------------------------
(1) Does not include dividends, which accrue at the rate of 8% per annum and are convertible, at the election of the holder, into shares of Common Stock at the same conversion rate as the Preferred Stock.

(2) Calculated, for purposes of presentation, by dividing the dollar amount of Preferred Stock owned by each holder by an assumed conversion rate of $0.80625 based on the average of the closing bid prices of the Common Stock for the five trading days ended February 6, 1998.

                                                                                        Number of Shares
                                                                                        of Common Stock
                                                  Number of Warrants Owned               Owned Prior to
                                                Prior to Offering and Being        Offering and Being Sold in
Name                                                        Sold                            Offering
----------                                      ----------------------------      ----------------------------
Perrin, Holden & Davenport Capital Corp........                170,000                           170,000
Donald Kleban..................................                 30,000                            30,000


                              PLAN OF DISTRIBUTION

         The Selling Securityholders have advised the Company that sales of the Securities may be effected from time to time in transactions (which may include block transactions) on Nasdaq, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Securityholders have advised the Company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their Securities. The Selling Securityholders may effect such transactions by selling their Securities directly to purchasers or to or through broker-dealers (including the Placement Agent), which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Securityholders and/or the purchasers of the Securities for whom such broker-dealers may act as agents or to whom they sell as principal, or both. The Selling Securityholders and any broker-dealers that act in connection with the sale of the Securities might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. The Selling Securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Securities against certain liabilities, including liabilities arising under the Securities Act. The holders of the Placement Agent Warrants have agreed that they will not sell, transfer, assign, pledge or hypothecate the Placement Agent Warrants or the shares of Common Stock issuable upon exercise of the Placement Agent Warrants until February 9, 1999, except to the limited extent provided by, and in accordance with, NASD Conduct Rule 2710(C)(7)(A).

         The registration rights granted to the Selling Securityholders generally provide that the Company and the Selling Securityholders indemnify each other against certain liabilities, including liabilities under the Securities Act. In the opinion of the Commission, such indemnification is against public policy and is, therefore, unenforceable. See "Indemnification."

         The Company has agreed to keep the Registration Statement, of which this Prospectus is a part, effective until the earlier of the sale of all the Securities or all the Securities may be sold by the holders thereof under Rule 144.


                                  LEGAL MATTERS

         Certain matters with respect to the legality of the issuance and sale of the Securities offered hereby will be passed upon for the Company by Graubard Mollen & Miller, New York, New York.


                                     EXPERTS

         The financial statements incorporated by reference in this Prospectus have been audited by Richard A. Eisner & Company, LLP, independent auditors, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.


                                 INDEMNIFICATION

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described above, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities is asserted by such director, officer or controlling person in connection with the registration of the Shares, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.